FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

             For the month of December 1, 2007 to December 31, 2007



                          CITYVIEW CORPORATION LIMITED
                              SEC File No. 00028794


             Level 9, 28 The Esplanade, Perth Western Australia 6000



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F).

                    Form 20-F.......v...Form 40-F............

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes.......................No....................

    (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.......................



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                                    SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                          CITYVIEW CORPORATION LIMITED
                                  (Registrant)





Dated: January 11, 2008




/S/ P M SMYTH
.........................................
(Signed by)
 P M SMYTH
Chief Executive






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               LIST OF AUSTRALIAN STOCK EXCHANGE ("ASX") DOCUMENTS


             For the month of December 1, 2007 to December 31, 2007



     713        Matanda - PH72
     714        Appointment of Director
     715        Restructuring of Longonjo and UCUA
     716        $10 million placement
     717        Appointment of director to Fortitude










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                                                                        CityView
                                                             Corporation Limited



                                                    ASX:                    CVI
                                                    NASD OTCBB:           CTVWF
                                                    DAX:                    C4Z


--------------------------------------------------------------------------------
ASX / MEDIA RELEASE                                 December 3, 2007
--------------------------------------------------------------------------------


                                 MATANDA - PH72

CityView is pleased to advise that the preliminary feasibility study headed by Mr Conrad Maher has now concluded and as a result of the positive findings, CityView has agreed to move ahead with its acquisition of the Matanda Oil and Gas fields by taking over Petro Energy Africa Limited.

CityView, through vigorous negotiations, has succeeded in renegotiating the price for the takeover of Petro Energy Africa Limited, the owner of 57% of Turnberry Resources Inc.

Under the original terms the purchase price was US$4.5 million and US$15 million worth of CityView shares. The agreed new price will be reduced to $4.5 million payable upon execution of the definitive agreements and an allotment of 40 million shares (equivalent to approx. Aus$10 million) subject to Shareholder approval. Definitive agreements are being prepared to complete the transaction.

The feasibility study commissioned by CityView has concluded that the work programme should be:-

(i)        Carry out 2D seismic acquisition and processing and interpretation.

(ii) Drill one extended reach well from nearby Koo to the two discovery wells NM 1X and NM 2X. The well will be tested at two locations and completion with shut-off capability will be incorporated.




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(iii) Construct a 100MW modular power plant at Koo and transmission line to connect the plant to the grid of the nearby city Douala.

(iv) Lease a barge for storage of the condensate.

(v) Commence production and commission the power plant.

(vi) Evaluate the other undrilled prospects in PH72.

Conclusion of the Matanda agreements will trigger negotiations for the adjoining permit in the Niger Delta.



/s/ Mark Smyth
---------------------------
Mark Smyth
Chief Executive Officer

                                                                        CityView
                                                             Corporation Limited



                                                    ASX:                    CVI
                                                    NASD OTCBB:           CTVWF
                                                    FSE:                    C4Z



--------------------------------------------------------------------------------
ASX / MEDIA RELEASE                                      December 4, 2007
--------------------------------------------------------------------------------



                             APPOINTMENT OF DIRECTOR


CityView is pleased to announce the appointment of Mr Robbie Brothers as a non-executive director.

Mr Brothers is based in Hong Kong and has for over 20 years owned and operated gas tankers and floating gas storage facilities. His advice will be invaluable to CityView for the transportation of condensate from Matanda PH72.

Mr Brothers has served on the boards of several major public companies in Hong Kong and brings to CityView his long experience of working in China and the Asia region generally.


/s/ Mark Smyth
-----------------------------------
Mark Smyth
Chief Executive Officer

                                                                        CityView
                                                             Corporation Limited

                                                     ASX:                   CVI
                                                     NASD OTCBB:          CTVWF
                                                     FSE:                   C4Z



--------------------------------------------------------------------------------
ASX / MEDIA RELEASE                                    December 6, 2007
--------------------------------------------------------------------------------



                        Restructuring of Longonjo & Ucua

CityView advises that in order to enhance its focus on its oil and gas interests in Angola and Cameroon, it has decided to restructure its Longonjo and Ucua holdings. As part of the continuing development of its operations in Angola, it has agreed to transfer its Longonjo and Ucua holdings, subject to contract, to Fortitude Minerals Limited ("Fortitude") for 15 million shares of Fortitude at a price of US$1.39 per share (US$20.85 million).

CityView already owns 1,700,000 shares of Fortitude and upon allotment of the above shares will own a total of 16,700,000 shares out of a total issued capital of Fortitude of 51,700,000 shares, subject to the issue of any further shares by Fortitude to raise working capital.

CityView plans to lift its holding in Fortitude to a controlling interest through a combination of further share subscriptions and share acquisitions. It is the current intention of Fortitude to apply for admission of its shares to trading on AIM or another appropriate public market during 2008.

Fortitude owns, through its subsidiary Zebra Copper Limited, nine exploration licences in Angola covering prime mineral acreage in aggregate over 15,000 sq kms. Included in this area are five copper licences which run for several hundred kilometres along the western seaboard of Angola and encompass the greater part of the Upper Cuvo formation. Copper mineralisation has been reported along the entire length of the Upper Cuvo formation and could potentially be a new copper province.

Included amongst the copper licences is Cachoeiras de Binga on which over 6,000 metres of core has been drilled. The immediate objective of Fortitude is to bring this resource to a JORC standard.

Also included in the portfolio is the Chipindo gold licence area with high gold grades reported in artisinal workings. Its geology is similar to the Minas Gerais gold area of Brazil.

Fortitude has identified a first class management team with a proven track record and a skill set that is appropriate to implement the work programme. The Chairman of Fortitude is Ian Egan who was formerly General Manager Non-ferrous Metals with BHP. He is currently a non executive Director for Kenmare Resources plc, which is developing a large titanium minerals project in Mozambique.

Fortitude lifts CityView to a new level in Angola through its wide spread of company-making projects and underpins the underlying value of CityView.


/s/ Mark Smyth
----------------------------------
Mark Smyth
Chief Executive Officer

                                                                        CityView
                                                             Corporation Limited

                                                    ASX:                    CVI
                                                    NASD OTCBB:           CTVWF
                                                    FSE:                    C4Z



--------------------------------------------------------------------------------
ASX / MEDIA RELEASE                                  December 13, 2007
--------------------------------------------------------------------------------



                         $10 Million Placement Completed


CityView Corporation Limited ("CityView") is pleased to announce that it has successfully completed the placement of 41.71 million ordinary shares at $0.24 per share to raise $10 million. Intersuisse Corporate Pty Ltd acted as a manager to the placement, with participation from local and overseas sophisticated and other investors under Section 708 of the Corporations Act.

The Company will primarily utilise the funds raised through this placement to finalise its oil projects in Angola and Cameroon and increase its holding in Fortitude Minerals Limited.


/s/ Mark Smyth
-------------------------
Mark Smyth
Chief Executive Officer

                                                                        CityView
                                                             Corporation Limited

                                                    ASX:                    CVI
                                                    NASD OTCBB            CTVWF
                                                    FSE:                    C4Z

--------------------------------------------------------------------------------
ASX / MEDIA RELEASE                                     December 13, 2007
--------------------------------------------------------------------------------


                      APPOINTMENT OF DIRECTOR TO FORTITUDE

CityView Corporation Limited advises that it has appointed Mr Nicholas Hoexter as its representative on the Board of Fortitude Minerals Limited ("Fortitude") and has increased its present holding in Fortitude from 1,700,000 shares to 3,200,000 shares.

CityView intends to continue to lift its holding in Fortitude through a combination of share acquisitions and subscriptions in order to consolidate its ownership.

Fortitude controls a valuable portfolio of more than 15,000 square kilometres of prime mineralised areas in Angola which includes;

(i) Five copper licences running for several hundred kilometres along the western seaboard of Angola.

(ii) Near Huambo, the Chipindo gold licence and the Longonjo minerals and diamond licences.

(iii) Near Luanda, the Ucua gold/beryllium licence.

Administration of CityView's metals interests by Fortitude frees up CityView management to finalise its oil projects in Angola and Cameroon.


/s/ Mark Smyth
---------------------------
Mark Smyth
Chief Executive Officer



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  INFORMATION SUPPLIED TO AUSTRALIAN SECURITIES INVESTMENT COMMISSION ("ASIC")


             For the month of November 1, 2007 to November 30, 2007



               PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION